			Exhibit 12(g)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	2001	2002	2003	2004	2005

Fixed charges, as defined:
Total Interest	$138,018	$76,639	$64,620	$58,928	$60,424
Interest applicable to rentals	4,458	3,250	3,793	3,426	3,039

Total fixed charges, as defined	$142,476	$79,889	$68,413	$62,354	$63,463

Earnings as defined:
Net Income	$116,355	$103,352	$106,003	$105,948	$111,644
Add:
Provision for income taxes:
Total	43,761	76,177	75,845	78,013	69,343
Fixed charges as above	142,476	79,889	68,413	62,354	63,463

Total earnings, as defined	$302,592	$259,418	$250,261	$246,315	$244,450

Ratio of earnings to fixed charges, as defined	2.12	3.25	3.66	3.95	3.85